UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Centerline Holding Company
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

15188T108
(CUSIP Number)

Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 15188T108	SCHEDULE 13D	Page 2 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Otsego Shares, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO

(1) All share information in this Schedule 13D reflects the reverse stock split and forward stock split of the Issuer's Common Shares effective March 14, 2013.

CUSIP No. 15188T108	SCHEDULE 13D	Page 3 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Otsego Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 15188T108	SCHEDULE 13D	Page 4 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 15188T108	SCHEDULE 13D	Page 5 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt ELP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 15188T108	SCHEDULE 13D	Page 6 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HB GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 15188T108	SCHEDULE 13D	Page 7 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James C. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	SCHEDULE 13D	Page 8 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marion L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	SCHEDULE 13D	Page 9 of 12

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodley L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 978,274
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 978,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 15188T108	SCHEDULE 13D	Page 10 of 12

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the Common Shares, issued by the Issuer, and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 2, 2013, as amended by Amendment No. 1 on May 14, 2013, Amendment No. 2 on May 17, 2013 and Amendment No. 3 on May 23, 2013 (as amended, the “Initial Schedule 13D”), on behalf of the Reporting Persons, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following at the end thereof:

“On May 28, 2013, HCP and the Issuer entered into an amendment to the Exclusivity Agreement pursuant to which the previous deadline of 11:59 p.m. EDT on May 28, 2013 was extended to 11:59 p.m. EDT on May 30, 2013 (the “May 28 Extension Letter”).  All other terms of the Exclusivity Agreement remain in full force and effect.

This summary description of the material terms of the May 28 Extension Letter is qualified in its entirety by reference to the complete terms of the May 28 Extension Letter, which is attached hereto as Exhibit 7 and is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer.

No material change.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description in Item 4 of the May 28 Extension Letter and the terms therein is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended to add the following:

7.	Extension Letter, dated May 28, 2013.

CUSIP No. 15188T108	SCHEDULE 13D	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2013

OTSEGO SHARES, LLC

By:	Otsego Holdings, LLC,
its sole member

By:	Hunt Capital Partners, LLC,
its non-member manager

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

OTSEGO HOLDINGS, LLC

By:	Hunt Capital Partners, LLC,
its non-member manager

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

HUNT CAPITAL PARTNERS, LLC

By:	/s/ Alan T. Fair
Name:	Alan T. Fair
Title:	President

HUNT ELP, LTD.

By:	HB GP, LLC,
its general partner

By:	/s/ Marion L. Hunt
Name:	Marion L. Hunt
Title:	Manager

HB GP, LLC

By:	/s/ Marion L. Hunt
Name:	Marion L. Hunt
Title:	Manager

/s/ James C. Hunt
James C. Hunt

/s/ Marion L. Hunt
Marion L. Hunt

CUSIP No. 15188T108	SCHEDULE 13D	Page 12 of 12

/s/ Woodley L. Hunt
Woodley L. Hunt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)